UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4 )*

Dow Jones & Company, Inc. (Name of Issuer)
Class B Common Stock (Title of Class of Securities)
260561204 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 02109 (617) 227-7940 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 01, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561204

1.	Names of Reporting Persons. Michael J. Puzo I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,595,170

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,595,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See line 8, above

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 27.94%

14.	Type of Reporting Person OO
Note: The source of funds in line 4 is 00 - other; ownership acquired by appointment as trustee of trusts. Note: The type of reporting person in line 14 is other - trustee.
2

Item 4. Purpose of Transaction
         The response set forth in Item 4 of the undersigned's 3rd amendment to Schedule 13D is hereby amended by adding to the end of such response the following:

Since the time that members of the Bancroft family and trustees of trusts holding shares of the Issuer for the benefit of members of the Bancroft family were first advised of the possibility of a proposal by News Corporation to acquire the Issuer, various members of the family and trustees have been discussing whether they would be interested in the transaction proposed by News Corporation. To aid the family members and trustees in their decision-making process, on April 24, 2007, Merrill Lynch made a presentation to members of the family and trustees. Various discussions and communications among family members and trustees continued to ensue as to whether they would be interested in the proposed transaction. On May 1, 2007, it became apparent that family members and trustees holding a majority of the voting power of the Issuer were not interested in the News Corporation proposal and would vote the shares of the Issuer over which they have voting control against any transaction reflecting the terms of the proposal. The Issuer and its board of directors were so advised, and the Issuer made an announcement to that effect on May 1, 2007.

As a result of the matters described above, the undersigned may be deemed to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with other members of the Bancroft family and Bancroft trustees who were not interested in the News Corporation proposal. The undersigned hereby (i) disclaims any membership in any such group, (ii) does not affirm the existence of such a group, and (iii) except as otherwise may be expressly indicated in this Schedule 13D, disclaims any beneficial ownership of any shares of the Issuer that may be or are beneficially owned by, among others, other members of the family or trustees.

3

Item 5. Interest in Securities of the Issuer.

(a)	See lines 11 and 13 of the cover page.

(b)
The undersigned shares the voting and dispositive power as a co-trustee over 5,595,170 shares of the issuer's stock with the following persons:

(A) With Michael B. Elefante over 3,477,000 shares of stock;
(B) With Timothy F. Fidgeon and Martha W. Cox over 808,750 shares of stock;
(C) With Timothy F. Fidgeon over 810,750 shares of stock;
(D) With Timothy F. Fidgeon and Jane C. MacElree over 138,350 shares of stock;
(E) With Timothy F. Fidgeon and William C. Cox, Jr. over 77,600 shares of stock;
(F) With Jane C. MacElree over 23,450 shares of stock;
(G) With William C. Cox, Jr., Martha W. Cox and Nancy B. Gardiner over 24,700 shares of stock;
(H) With Martha Cox and Nancy B. Gardiner over 27,130 shares of stock; and
(I) With William C. Cox, Jr. and Nancy R. Gardiner over 207,440 shares of stock.

(2)(A)(i) Michael B. Elefante, Esq., Timothy F. Fidgeon, Esq. and Nancy B. Gardiner, Esq.
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.
(2)(B)(i) Martha W. Cox;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(C)(i) Jane C. MacElree;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(D)(i) William C. Cox, Jr.:
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) retired;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the information contained in Item 4, above, and the legal responsibilities of the undersigned and co-trustees to act together in carrying out the terms of the applicable governing instruments, there are no such contracts, arrangements, understandings or relationships.

4

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 04, 2007
Michael J. Puzo
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Michael J. Puzo

5